SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                          Capital Southwest Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common $1.00 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    140501107
                           ---------------------------
                                 (CUSIP Number)

                          William R. Thomas, President
                          Capital Southwest Corporation
          12900 Preston Rd., Suite 700, Dallas, TX 75230 (972) 233-8242
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1997
                           --------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO.   140501107       Schedule 13D                       Page 2 of 7 Pages



1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Thomas Heritage Partners, Ltd. 75-2596384
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a)  [x]
                                                      (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

              OO

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                           [ ]
              Not applicable.

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas

--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER

                                    206,525
   NUMBER OF
      SHARES          ----------------------------------------------------------
BENEFICIALLY          8.   SHARED VOTING POWER
      OWNED
     BY EACH                        0
   REPORTING
     PERSON           ----------------------------------------------------------
       WITH           9.   SOLE DISPOSITIVE POWER

                                    206,525

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER

                                    0

                      ----------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              206,525

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              Not applicable.                             [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

              PN

--------------------------------------------------------------------------------

CUSIP NO.   140501107   Schedule 13D                           Page 3 of 7 Pages

Item 1.  Security and Issuer.

This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Capital Southwest Corporation, a Texas corporation (the "Company"), which is a business development company with executive offices located at 12900 Preston Road, Suite 700, Dallas, Texas, 75230.

Item 2.  Identity and Background.

 This statement is being filed by William R. Thomas, Thomas Heritage Company, L.L.C., and Thomas Heritage Partners, Ltd., further identified as follows:

(1)      (a)   William R. Thomas

         (b)   Residence address:  7418 Overdale Drive, Dallas, Texas  75240.

         (c)   Present  principal   occupation  is  Chairman  of  the  Board  of
               Directors and President of the Company, which is located at the address shown in Item 1 above.

         (d) Mr. Thomas has not been convicted of a criminal proceeding during the last five years (excluding minor traffic violations).

         (e) Mr. Thomas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Mr. Thomas is a citizen of the Unites States of America.

(2)      (a)   Thomas Heritage Company, L.L.C. ("Thomas LLC")

         (b) Thomas LLC's principal business is to manage and invest Thomas family assets as the general partner of Thomas Heritage Partners, Ltd.

         (c) Thomas LLC is organized as a limited liability company under the laws of the State of Texas.

         (d) Address of principal office: 7418 Overdale Drive, Dallas, Texas, 75240.

         (e) Thomas LLC has not been convicted in a criminal proceeding during the last five years.

         (f) Thomas LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (g) William R. Thomas owns a majority membership interest and is the sole Manager and sole executive officer (President and Secretary) of Thomas LLC. See (1)(d) and (e) of Item 2 above.

(3)      (a)   Thomas Heritage Partners, Ltd. ("Thomas Partnership")

         (b) Thomas Partnership's principal business is to manage and invest Thomas family assets.

         (c) Thomas Partnership is organized as a limited partnership under the laws of the State of Texas.

         (d) Address of principal office: 7418 Overdale Drive, Dallas, Texas, 75240.

         (e) Neither Thomas Partnership nor any of its partners have not been convicted in a criminal proceeding during the last five years.

CUSIP NO.   140501107        Schedule 13D                      Page 4 of 7 Pages


         (f) Neither Thomas Partnership nor any of its partners have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (g)  Thomas LLC is the sole general partner of Thomas Partnership.  See
              (2) of Item 2 above with respect to Thomas LLC; see (2)(g) of Item 2 above with respect to the controlling person of Thomas LLC. The remaining partners of Thomas Partnership are Mr. Thomas and three of his children: Howard M. Thomas; William R. Thomas, III; and Suzanne B. Thomas; each of whom is a citizen of the United States of America. See (1) of Item 2 above with respect to Mr. Thomas. The residence addresses and principal occupations of each of his three children are as follows:

              (i) Howard M. Thomas: principal occupation-investment banking; residence address-240 Central Park South, Apt. 14-O,
                     New York, New York, 10019.

              (ii) William R. Thomas, III: principal occupation-Air Force officer; permanent residence address-7418 Overdale Drive, Dallas, Texas, 75240.

              (iii)  Suzanne   B.   Thomas:   principal   occupation-student;
                     permanent residence address-7418 Overdale Drive, Dallas, Texas, 75240.


Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Thomas owns of record and beneficially 327,725 shares of Common Stock, which have been purchased by Mr. Thomas or distributed by the Company's employee stock ownership plans during the term of his employment with the Company, commencing in 1962. The sources of funds for the purchases of such Shares, exclusive of funds distributed by the employee stock ownership plans, have been a combination of personal funds, commercial bank loans and broker-dealer margin account loans. A commercial bank loan to the undersigned in the principal amount of $2,600,000 as of the date hereof was a source of part of the funds used in making such purchases. The bank loan, which was made in the ordinary course of business by a commercial bank, is secured by 280,000 shares of Common Stock, which shares are beneficially owned by the undersigned. The bank loan is in the form of a promissory note due March 31, 1998, which has been renewed with periodic principal reductions and increases for successive periods since 1976, although the commercial bank holding the note is not obligated to do so and may instead elect to require repayment of the note. The broker-dealer margin account loan is secured by 3,900 shares of common stock and by shares of another issuer. This margin account loan was initiated on November 18, 1997 and has been increased since that date to $311,857 as of December 31, 1997.

See Item 5 below for a description of certain other shares of Common stock deemed to be beneficially owned by Mr. Thomas.

Thomas Partnership owns of record and beneficially 206,525 shares of Common Stock, which were contributed to Thomas Partnership in May 1995 by Thomas LLC, Mr. Thomas, and three of his children in exchange for general and limited partnership interests in Thomas Partnership.


Item 4.  Purpose of Transaction.

The shares of Common Stock owned of record by the reporting persons were acquired as an investment and for the purpose of maintaining the control of the Company by its present management, of which Mr. Thomas is a part and, with respect to Thomas Partnership, holding such shares as an investment of the Thomas family. See Item 5 below for a description of certain other shares of Common Stock deemed to be beneficially owned by Mr. Thomas.

CUSIP NO.   140501107       Schedule 13D                       Page 5 of 7 Pages



The reporting persons have no present plans or proposals regarding mergers, reorganizations or liquidation of the Company; the sale or transfer of the assets of the Company; changes in the Company's management; changes in the Company's business or corporate structure; changes in the Company's Articles of Incorporation, By-Laws or other similar instrument; withdrawal on The Nasdaq Stock Market of the Common Stock; terminating the Common Stock's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or other similar actions.

Item 5.  Interest in Securities of the Issuer.

The interest of the reporting persons in the Common stock as of December 31, 1997 is set forth below:

(1) William R. Thomas is the record and/or beneficial owner of shares of Common Stock as follows:

         (a) Record and beneficial owner of 327,725 shares of Common Stock over which Mr. Thomas has sole voting and dispositive power.

         (b) Beneficial owner of 700 shares of Common Stock held by the Individual Retirement Account of William R. Thomas and over which Mr. Thomas has sole voting and dispositive power.

         (c) Beneficial owner of 206,525 shares of Common Stock held of record by Thomas Partnership over which Mr. Thomas has sole voting and dispositive power as the holder of the majority membership interest, sole Manager, and sole executive officer of Thomas LLC, the sole general partner of Thomas Partnership. As of December 31, 1997, Mr. Thomas also directly held a 50.7% limited partner interest in Thomas Partnership.

         (d) Beneficial owner of 72,311 shares of Common Stock held by members of Mr. Thomas's immediate family and over which Mr. Thomas has sole voting and dispositive power.

         (e) Mr. Thomas and J. Bruce Duty, Senior Vice President of the Company, together constitute a majority of the trustees of certain trusts pursuant to employee stock ownership plans for employees of the Company and its wholly-owned subsidiaries owning 377,387 shares of Common Stock. Messrs. Thomas and Duty have shared voting and dispositive power over such shares. Mr. Thomas is, therefore, deemed to beneficially own such shares.

         (f) Messrs. Thomas and Duty participate in the power to direct the trustees in the voting of 88,144 shares of Common Stock owned by trusts pursuant to a pension plan for employees of the Company and certain wholly-owned subsidiaries of the Company. Messrs. Thomas and Duty have shared voting and dispositive power over such shares. Mr. Thomas is, therefore, deemed to beneficially own such shares.

         The total number of shares owned of record or deemed to be owned beneficially by Mr. Thomas is 1,072,792, which constitutes 28.3% of the issued and outstanding shares of Common Stock.

(2) Thomas LLC is the beneficial owner of 206,525 shares of Common Stock as the sole general partner of Thomas Partnership with a 1.3% general partner interest. Thomas LLC has sole voting and investment power over such shares, which is exercised by Mr. Thomas as its majority member, sole Manager, and sole executive officer. The shares deemed to be owned beneficially by Thomas LLC constitute 5.5% of the issued and outstanding shares of Common Stock. As indicated above, Mr. Thomas is the ultimate beneficial owner of such shares (see (1)(c) of Item 5 above).

(3) Thomas Partnership is the record and beneficial owner of 206,525 shares of Common Stock. Thomas Partnership has sole voting and investment power over such shares, which is exercised by its sole general partner, Thomas LLC. The shares owned of record by Thomas Partnership constitute 5.5% of the issued and outstanding shares of Common Stock. As indicated above, Mr. Thomas is the ultimate beneficial owner of such shares (see
         (1)(c) of Item 5 above).

CUSIP NO.   140501107         Schedule 13D                     Page 6 of 7 Pages



During the sixty days preceding the date of this statement, the reporting persons have effected the following transactions in shares of Common Stock:


            Date of               Shares            Shares          Price          Character of Transaction/
          Transaction            Acquired          Disposed       Per Share             Consideration
          -----------            --------          --------       ---------             -------------
      William R. Thomas:

           11/17/97               14,000                         $39.1875         Exercise of incentive stock option

           11/17/97                100                           $78.00           Open market purchase

           11/18/97                400                           $78.00           Open market purchase

           11/21/97               1,500                          $78.75           Open market purchase

            12/1/97               2,000                          $80.25           Open market purchase

            12/4/97                352                           $81.75           Acquired by Mr. Thomas' children through
                                                                                  the Company's dividend reinvestment plan


The above table does not include certain distributions and purchase transactions in the ordinary course of business effected by the trusts described in (1)(e) of
Item 5 above.

Except for the group comprised solely of the reporting persons, each of the reporting persons disclaims that he or it is a member of a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended ("Act").

Pursuant to Rule 13d-4 under the Act, each of the reporting persons hereby expressly declares that the filing of this Schedule 13D shall not be construed as an admission that any such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the shares of Common Stock listed, and each reporting person expressly disclaims that he or it is the beneficial owner of any such shares, other than shares owned of record by such reporting person.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for Mr. Thomas' position as a trustee of certain employee stock ownership plans of the Company and its wholly-owned subsidiaries as described in (1)(e) of
Item 5 above, the reporting persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company regarding the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

CUSIP NO.   140501107          Schedule 13D                    Page 7 of 7 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





DATE:      January 22, 1998              THOMAS HERITAGE PARTNERS, LTD.,
                                         a Texas limited partnership

                                  By:    Thomas Heritage Company, L.L.C.,
                                         a Texas limited liability company,
                                         its sole general partner


                                         By:    /s/  William R. Thomas
                                            ------------------------------------
                                            William R. Thomas, President and
                                            Secretary